Provident Energy Announces 2005 Year-end and Fourth Quarter Results

NEWS RELEASE NUMBER 07-06	March 13, 2006

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

2005 Highlights

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Strong commodity prices and excellent performance in the Midstream business drove record financial results for Provident. Cash flow increased by 68 percent to a record $311 million in 2005. Net earnings for the year were a record $97 million.

•	Provident becomes the second-largest integrated natural gas liquids (NGL) player in Canada with the December acquisition of a complete NGL business for $772 million.

•	Provident’s economic life index (ELI) at December 31, 2005 was 17.8 years, up from 13.4 years at year-end 2004, an increase of 33 percent.

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Consolidated proved plus probable oil and gas reserves increased to 134 million barrels of oil equivalent. Through internal development as well as acquisition and divestiture activity, Provident replaced 135 percent of total production on a proved basis.

•	Finding, development and acquisition (FD&A) costs including revisions were $12.66 per barrel of oil equivalent (boe) of proved reserves, demonstrating good capital efficiency.

•	Provident’s payout ratio was 74 percent in 2005, down from 89 percent in 2004, representing improved sustainability for Provident’s unique balance of upstream and midstream businesses.

•	With new senior executive appointments in 2005 and early 2006, Provident has strengthened its diverse, highly experienced senior management team.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX - PVE.UN; NYSE - PVX) today reported 2005 cash flow from operations of $311 million ($1.95/unit), compared to $185 million ($1.63/unit) in 2004, an increase of 68 percent. Revenue in 2005 totaled $1.4 billion, an increase of 23 percent over $1.1 billion in 2004. Distributions declared in 2005 totaled $231 million ($1.44/unit), compared to $165 million ($1.44/unit) in 2004. For the year, Provident’s payout ratio of cash flow from operations was 74 percent, compared to 89 percent in 2004.

“In 2005, we executed on our strategy of creating long-term value and sustainability by adding to the economic life of the Trust,” said Provident Chief Executive Officer Tom Buchanan. “The acquisition of the North American NGL business from EnCana in late 2005 is a perfect fit with our Redwater operations. We are now one of only two companies in Canada with a fully integrated, west-to-east NGL business. The contribution from our Midstream business today is approximately 40 percent of our total cash flow, strengthening our position as Canada’s only integrated energy income trust.”

Fourth quarter 2005 cash flow from operations was $96 million ($0.57/unit), compared to $58 million ($0.41/unit) in fourth quarter 2004. Distributions declared in fourth quarter 2005 totaled $63 million ($0.36/unit), compared to $52 million ($0.36/unit) in 2004. For the three months ended December 31, 2005, Provident’s payout ratio of cash flow from operations was 65 percent, compared to 89 percent for the same period in 2004.

Commenting on 2005 operational performance, Mr. Buchanan said, “Midstream Services exceeded our expectations, with cash flow up by more than 50 percent from 2004. In Canada Oil and Gas Production (COGP), we focused on generating solid returns through our internal development projects and high-grading our assets by rationalizing less profitable production. In U.S. Oil and Gas Production (USOGP), we added to our long life asset portfolio with a key acquisition in Wyoming and also began work on growth prospects that should materialize over the next couple of years. With three distinct business units each with attractive size and scale in its own right, we look forward to capturing the value of this integration in 2006 and beyond.”

On June 28, 2005, Provident announced the appointment of Daniel J. O’Byrne, Executive Vice President, Operations and Chief Operating Officer. In early 2006, Provident announced the appointment of David I. Holm, Executive Vice President, Finance and Strategy. On December 16, 2005, Provident commenced trading on the New York Stock Exchange. The U.S. listing was moved from the American Exchange.

Business Unit Results

Provident has diversified investments across the energy value chain in Canada and the United States. The business is managed within three business units - Midstream Services and Marketing (Midstream), U.S. Oil and Gas Production (USOGP), and Canada Oil and Gas Production (COGP).

Midstream Services and Marketing

Provident’s Midstream business unit generates cash flow by participating in all elements of the NGL value chain, including extraction of NGLs from natural gas, NGL transportation, fractionation of the blended NGLs into specific products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products.

Provident closed the acquisition of the natural gas liquids business of EnCana Corporation in December 2005 for a total net purchase price of $772 million. The acquired business includes interests in an interconnected set of NGL extraction, transportation, storage, fractionation and distribution facilities, with current throughput of almost 25,000 barrels per day of ethane and about 13,500 barrels per day of propane-plus. Also included is NGL marketing company Kinetic Resources, with operations throughout North America and offices in Calgary, Sarnia and Houston. The acquisition complements Provident’s existing midstream operations, creating a fully integrated and geographically diverse NGL midstream business. Through this transaction, Provident becomes the second-largest integrated NGL player in Canada, with operations in western Canada at Taylor, Fort Saskatchewan and Empress, in eastern Canada at Sarnia, and in the northeastern U.S. at Marysville and Lynchburg.

Because this NGL business acquisition closed in mid-December, financial results for 2005 are almost entirely generated by the pre-existing midstream business, specifically the Redwater fractionation facility and associated assets. Fourth quarter Midstream Services results include 19 days of operations from the acquired business.

For full year 2005, Midstream Services’ earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) for the year were $71 million and cash flow from operations was $66 million, compared with EBITDA of $50 million and cash flow of $43 million in 2004. The increase in 2005 is mainly due to stronger product premiums and an increase in product prices from the previous year.

For the fourth quarter 2005, Midstream earned EBITDA of $30 million and generated cash flow of $28 million, up sharply from EBITDA of $18 million and cash flow of $17 million in the fourth quarter of 2004. About half ($6 million) of the increase in quarter-over-quarter cash flow is due to the addition of the newly-acquired business, with the remainder a result of increased product premiums in 2005.

Annual managed volumes at the Redwater fractionation facility averaged 64,740 barrels per day (bpd). For the three months ended December 31, 2005, managed volume was 77,100 bpd, compared to 52,870 bpd for the fourth quarter of 2004. Provident closed the year with managed NGL volumes of approximately 140,640 bpd, reflecting the volumes from the recent acquisition.

In 2005, Provident began work on a new condensate offloading facility at Redwater. The rail rack at the plant is being expanded to offload and redeliver an additional 35,000 barrels per day of condensate for heavy oil producers. The expansion will also include a new multi-product truck loading facility. Full utilization of this facility’s capacity is expected to increase the current Western Canadian diluent supply by more than 15 percent.

Midstream capital expenditures in the fourth quarter of 2005 totaled $17 million, including $16 million of growth capital for the new offloading and terminaling facility. Planned capital expenditure in Midstream for 2006 is $33 million, the bulk of which will be spent on completing the new facility (completion is anticipated in the second quarter).

“In 2005, Midstream Services and Marketing grew to a world-scale business and continued to identify opportunities for growth,” said Provident President Randy Findlay. “The new condensate offloading facility at Redwater and the acquisition of new NGL assets from EnCana position Provident as a major player in the North American NGL industry. We see substantial synergies as we merge our two NGL businesses and the opportunity to add additional value in the future, since we’re gaining flexibility to manage NGLs across the continent and through the value chain.”

U.S. Oil and Natural Gas Production

Provident’s USOGP operation is held through its 96 percent ownership interest in Breitburn Energy LP (“Breitburn”). Provident purchased its original interest in Breitburn on June 15, 2004 and therefore, comparable 2004 reported amounts will only include results from the date of acquisition. Cash flow is generated through the production and sale of light and medium crude oil and natural gas. Breitburn operates 99 percent of its production, located in the Los Angeles and Santa Maria basins in California, and the Big Horn and Wind River basins in Wyoming.

Provident expanded its Wyoming operations from one field to nine fields in March 2005, when BreitBurn acquired Nautilus Resources, LLC (Nautilus) for a total net purchase price of $92 million. Nautilus owned and operated eight fields in Wyoming with an average 99.4 percent working interest and 85.8 percent revenue interest after royalties. These properties have been on production for 60 to 90 years, with a very low average annual decline rate. The acquisition added approximately 2,300 barrels of oil equivalent per day (boed) consisting of 99 percent crude oil and one percent natural gas.

In 2005, USOGP generated $60 million of cash flow from operations. In the fourth quarter of 2005, USOGP generated $16 million of cash flow from operations, compared with $12 million in the same period in 2004.

In 2005, USOGP production averaged 7,300 boed and was weighted 95 percent to light/medium oil and five percent to natural gas. Fourth quarter 2005 USOGP production averaged 7,600 boed, an increase of 2,600 boed when compared to the fourth quarter of 2004. The increase is primarily attributable to the additional production from the Nautilus acquisition.

USOGP operating costs averaged $14.82/boe in 2005 and were $16.49/boe during the fourth quarter, as compared to $15.16/boe for fourth quarter 2004. The most significant component of the higher operating costs is high electricity costs in California. However, operating netbacks before hedging in 2005 remained strong at $37.23 per barrel, driven by high commodity prices. For fourth quarter 2005, operating netbacks before hedging of $36.89 were 10 percent higher than $33.49 for the same period in 2004.

USOGP capital expenditures for the year totaled $53 million. That total includes $4.5 million that was spent at BreitBurn’s Orcutt field in Santa Barbara County, California, to begin testing on a high-potential new thermal play. USOGP capital expenditures for the fourth quarter of 2005 totaled $11.5 million. Of this total, $7 million was directed at drilling, optimization and facility upgrades at the West Pico, Santa Fe Springs and Orcutt drilling sites, all in California. BreitBurn spent $2.5 million on drilling and optimization work in Wyoming, and $2 million on optimization projects at smaller fields and head office-related capital expenditures. The 2006 capital budget approved by the Board of Directors for USOGP is $51 million.

“USOGP continues to provide growth opportunities, including an innovative new thermal oil project at Orcutt,” said Mr. Findlay. “We expect production to increase modestly in 2006, and we anticipate stronger growth in 2007 and beyond.”

Canada Oil and Gas Production

Provident’s COGP business unit produces cash flow from the production and sale of natural gas, light and medium oil, natural gas liquids and heavy oil. Production assets are located in the central and southern regions of Alberta and Saskatchewan.

In 2005, COGP focused on operational excellence by controlling costs and strategically reviewing its asset base to determine which assets have the potential to add the most value. As a result, non-core properties in Saskatchewan and Alberta that accounted for production of approximately 2,100 boed were sold late in the third quarter of 2005, for cash proceeds of $45 million, which was used to fund the ongoing capital program and to pay down debt.

From a financial perspective, in 2005 COGP generated $185 million of cash flow from operations, up 53 percent from $121 million for 2004. In the fourth quarter 2005, COGP generated $52 million cash flow from operations, compared to $30 million for the same period in 2004. The year over year increases reflect strong commodity prices and successful implementation of the operational strategy.

COGP production averaged 26,500 boed in 2005 compared to 28,800 boed in 2004. For the year, COGP production was weighted 48 percent to natural gas, 36 percent to light/medium oil and NGLs, and 16 percent to heavy oil. For the fourth quarter, COGP production (net of the non-core property sale) was 23,500 boed compared to 31,900 boed in fourth quarter 2004. Fourth quarter 2005 production was weighted 50 percent natural gas, 36 percent medium/light oil and NGLs, and 14 percent heavy oil. Production decline in 2005 reflects the divestiture of the non-core properties in Saskatchewan and Alberta and natural declines, partially offset by drilling and optimization activities.

For 2005, COGP operating costs averaged $9.86/boe, compared to $8.58/boe in 2004. Fourth quarter 2005 operating costs were $10.82/boe, compared to $9.02/boe in the same quarter of 2004. The year over year increase in operating costs was due to an increase in power, processing, servicing and workover activity driven largely by the higher commodity price environment. Field operating netbacks on COGP production were $28.00/boe for the full year 2005 and $33.95/boe for the fourth quarter.

Provident’s capital program for COGP in 2005 was $85 million. The program focused on shallow gas opportunities in Southwest Saskatchewan, joint venture drilling partnerships in Southern Alberta and heavy oil projects in Lloydminster. In spite of poor weather, equipment shortages and land access constraints, 135.1 net wells were drilled with a 98 percent success rate, adding approximately 4,100 boed of production at initial rates. The majority of the new production came on during the fourth quarter. The 2006 capital budget approved by the Board of Directors for COGP is $55 million.

“Our COGP business remains a solid contributor to Provident,” said Mr. Findlay. “With the success of our corporate diversification strategy, our focus in COGP has shifted away from strictly production levels, and toward higher quality reserves with a focus on increased cash flow.”

Reserves

Provident had a successful year with respect to reserves addition activities, supporting the sustainability of the Trust. Total reserves increased after production. Proved producing reserves increased to 74.5 million boe at year-end 2005, up from 73.7 million boe in 2004. Total proved reserves increased to 104.0 million boe from 99.6 million boe over the same period, and proved plus probable reserves grew to 133.8 million boe from 130.8 million boe a year earlier. Reserve life indices increased as well, largely due to improvements in the Canadian asset base. Internal development combined with acquisition and divestiture activity replaced approximately 135 percent of total production on a proved basis, which is consistent with our corporate strategy of replacing and optimizing production through a combination of internal development and acquisitions. This data follows reserves reporting standards in National Instrument (NI) 51-101.

Capital efficiency for 2005 in the oil and gas operating groups was strong. Provident’s consolidated finding, development and acquisition (FD&A) costs including future development capital and revisions were $12.66/boe for proved reserves and $16.50/boe for proved plus probable reserves. On a consolidated corporate basis, the average netback received in 2005 was $29.97/boe resulting in a favourable proved reserve recycle ratio of 2.4. On a three-year average, the FD&A costs for proved reserves were $14.90/boe and $11.94/boe for proved plus probable. Investment plans for 2006 will further focus on areas that will result in the best value for the unitholder.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business.

Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Financial Statements, Management’s Discussion and Analysis (MD&A) and Reserves Information

Provident’s audited financial statements for the year ended December 31, 2005, annual and fourth quarter MD&A, and reserves information compliant with National Instrument 51-101, are available on SEDAR (www.sedar.com), and on Provident’s website, at www.providentenergy.com, under the heading “investors”.

Conference Call Notification

A conference call with senior management to review the 2005 results and plans for 2006 is scheduled for 9:00 a.m. MT (11:00 a.m. ET) on Monday, March 13. Analysts, investors and media may access the conference call by dialing (416) 695-5259 in the Toronto area and 1-877-461-2814 for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. The conference call will also be played live on Provident’s website at www.providentenergy.com. A replay of the conference call will be available on the website or by dialing (416) 695-5275 or 1-888-509-0081

This document contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com